Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$73	$336
Add (deduct):
Equity in earnings of unconsolidated entities	(72)	(70)
Distributions from unconsolidated entities	30	27
Amortization of capitalized interest	4	4
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(6)
	35	291
Add fixed charges:
Consolidated interest expense[2]	85	68
Interest portion (1/3) of consolidated rent expense	31	31
	$151	$390

FIXED CHARGES:
Consolidated interest expense[2]	$85	$68
Capitalized interest	1	3
Interest portion (1/3) of consolidated rent expense	31	31
	$117	$102

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.29	3.82

[1]

Includes Gain on sale of business and other exit costs, net of $129 million in 2015.  Additionally, includes $9 million and $123 million of Gain on license sales and exchanges, net in 2016 and 2015, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.29 and 3.82 for the six months ended June 30, 2016 and 2015, respectively.